AP 3/10

[redacted]

11019406

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 48909

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

KH 3/10

REPORT FOR THE PERIOD BEGINNING 01/01/10 AND ENDING 12/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bedminster Financial Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4920 York Road, Suite 2DD1 P.O. Box 295
(No. and Street)

Holicong PA 18928
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Van Pelt 215-794-9016
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G.
(Name – *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C Holland PA 18966
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/15

OATH OR AFFIRMATION

I, Robert Van Pelt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bedminster Financial Group, Ltd., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Victoria L. Child 2/25/2011

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Victoria L. Child - Notary Public
BUCKINGHAM TWP., BUCKS COUNTY
MY COMMISSION EXPIRES NOV. 24, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.
Holicong, Pennsylvania

I have audited the accompanying statement of financial condition of Bedminster Financial Group Ltd. (a Delaware corporation) as of December 31, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bedminster Financial Group Ltd. at December 31, 2010 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Pirolli

February 19, 2011

BEDMINSTER FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$ 49,037
Funds held by clearing broker	20,552
Deposit held by clearing broker	25,000
Accounts receivable	30,355
Prepaid expense	14,805
Security deposit	508
Furniture and equipment, less accumulated depreciation of $104,165	25,383
Deferred tax asset	26,000
	$ 191,640

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$ 15,041
Income tax payable	7,600
Due to clearing broker	22,756
Total liabilities	45,397
Stockholders' Equity	
Common stock, $.001 par value, 100,000 shares authorized, 100 shares issued, 90 shares outstanding	-
Additional paid in capital	1,053,687
Accumulated deficit	(897,444)
Treasury stock, 200 shares at cost	(10,000)
Total stockholders' equity	146,243
	$ 191,640

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

REVENUE	
Commission and trading income	$ 2,364,741
Interest and miscellaneous income	860
Insurance and annuity income	184,400
Consulting fees	413,814
Other income	181,175
Total revenue	3,144,990
EXPENSES	
Trading expenses	9,781
Officer's salary	68,004
Salaries	61,048
Payroll tax expense	11,228
Employee benefits	22,921
Sales and travel expense	54,183
Regulatary fees and expenses	50,223
Rent	19,073
Licenses, dues and miscellaneous taxes	4,943
Office and postage	40,925
Telephone and telecommunications	20,556
Utilities	5,780
Insurance	5,320
Professional services	52,286
Outside services	118,865
Commission expense	2,491,326
Depreciation expense	645
Education and training	8,601
Business gifts	4,372
Business meals and entertainment	31,635
Director fees	3,000
Interest expense	372
Total expenses	3,085,087
Net Income Before Provision for Income Tax Expense	59,903
Provision For Income Tax Expense	(11,376)
Net Income	$ 48,527

The accompanying notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Treasury Stock	Total Stockholder's Equity
Balances, January 1, 2010	$ -	$ 1,053,687	$ (897,747)	$ (10,000)	$ 145,940
Shareholder dividends	-	-	(48,224)	-	(48,224)
Net income for the year ended December 31, 2010	-	-	48,527	-	48,527
Balances, December 31, 2010	$ -	$ 1,053,687	$ (897,444)	$ (10,000)	$ 146,243

The accompanyig notes are an integral part of these financial statements.

BEDMINSTER FINANCIAL GROUP LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 48,527
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	645
(Increase) decrease in	
Funds held by clearing broker	(926)
Accounts receivable	6,973
Prepaid expenses	(1,807)
Deferred tax asset	3,776
Increase (decrease) in	
Accounts payable and accrued expenses	549
Income tax payable	(6,956)
Due to clearing broker	3,143
Cash provided by operating activities	53,924
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to shareholder	(48,224)
Cash used by financing activities	(48,224)
Increase in cash	5,700
Cash at beginning of year	43,337
Cash at end of year	$ 49,037
SUPPLEMENTAL CASH FLOW INFORMATION	
Interest payments	$ 372
Income tax payments	$ 13,808

The accompanying notes are an integral part of these financial statements.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization
Bedminster Financial Group Ltd. is an introducing broker-dealer, clearing accounts on a fully disclosed basis through Pershing, a Subsidiary of the Bank of New York Mellon Corporation. The Firm operates under (k)(2)(ii) Exemption to Securities and Exchange Commission Rule 15c3-3 and does not carry or clear customer accounts. The Company is also involved in financial planning for individuals and small corporations.

Revenue Recognition
Customers' securities transactions and related expenses are recorded on a settlement date basis. Commissions, private placement fees, and related clearing expenses are recorded on a trade date basis as security transactions occur. Consulting fees are recognized when earned per agreement terms.

Cash and Cash Equivalents
For purpose of the statements of cash flows, cash equivalents include all highly liquid debt instruments with original maturities of three months or less.

Deposit at Clearing Broker
A minimum required deposit of $25,000 is to be maintained with the Company's clearing broker in accordance with the clearing agreement. This deposit is considered as cash and equivalents for the statement of cash flows.

Furniture, Fixtures and Equipment
Depreciation of furniture, fixtures and equipment is computed using both straight-line and accelerated methods with estimated useful lives of five to seven years. Leasehold improvements are amortized over thirty-nine years using the straight-line method. Repairs and maintenance which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes
Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they related. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements at cost, less accumulated depreciation and amortization, consists of the following:

Furniture and fixtures	$ 60,697
Equipment	37,436
Leasehold improvements	31,415
Subtotal	129,548
Less accumulated depreciation and amortization	(104,165)
Total	$ 25,383

Depreciation expense in 2010 was $645.

(3) RELATED PARTY TRANSACTIONS

The company paid fees for services to a company wholly owned by the majority shareholder and president of Bedminster Financial Group, Ltd. in 2010 in the amount of $7,205 and paid fees for services to a company wholly owned by the minority shareholder in 2010 in the amount of $100,000.

(4) INCOME TAXES

The income tax provision is comprised of the following for the year ended December 31, 2010

Deferred federal tax expense	$ 3,776
Current state tax expense	7,600
Provision for income tax	$11,376

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to the future benefit of net operating loss carry forwards.

(4) INCOME TAXES (CONTINUED)

The company has remaining approximately $485,800 of available net operating loss carryforwards which may be used to reduce Federal taxable income expiring through 2024.

The Company's total deferred tax asset and valuation allowance at December 31, 2010 are as follows:

Deferred tax asset related to net operating loss carryovers	$66,000
Less valuation allowance	(40,000)
Net deferred tax asset	$ 26,000

The valuation allowance was increased by $10,000 for the year ended December 31, 2010.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

(5) COMMITMENT

The Company entered into a lease agreement in 2009 for office space in Holicong, Pennsylvania. The term of the lease is from May 2009 through April 2012 with monthly rental of $737 which will increase by 2% annually.

Future minimum lease payments at December 31, 2010 are as follows:

2011	-	$ 9,137
2012	-	3,066
Total	-	$12,203

(6) PROFIT SHARING PLAN

The company sponsors a qualified profit sharing plan that covers substantially all full time employees. Contributions to the plan are discretionary and determined annually by management. There were no contributions to the profit sharing plan in 2010.

The plan also provides an employee savings provision (401(k) plan) whereby eligible participating employees may elect to contribute up to 15% of their compensation to an investment trust. The Company contributes an amount equal to 5% of the participant's elective contribution, up to 5% of the participant's compensation. There were no contributions to the 401(k) plan in 2010.

(7) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to compute the net capital using the regular method of Rule 15c3-1. Also, the rules of the SEC which provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1 must be followed. At December 31, 2010, the Company had net capital of $61,172 which was $56,172 in excess of its required net capital of $5,000.

(8) SUBSEQUENT EVENTS

Events subsequent to December 31, 2010 of the Company have been evaluated through February 19, 2011, which is the date the financial statements were available to be issued, for the purpose of identifying events requiring recording or disclosure in the financial statements for the year ended December 31, 2010.

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

NET CAPITAL

Total stockholders' equity qualified for net capital		$ 146,243
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable	$ 18,375	
Prepaid expenses	14,805	
Furniture and equipment less accumulated depreciation	25,383	
Security deposit	508	
Deferred tax asset	26,000	
Total nonallowable assets		85,071
Net capital		$ 61,172

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Accounts payable and accrued expenses	$ 15,041
Income tax payable	7,600
Due to clearing broker	22,756
Total aggregate indebtedness	$ 45,397

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $5,000 if greater	$ 5,000
Excess net capital at 1500%	$ 56,172
Excess net capital at 1000%	$ 56,632
Ratio: aggregate indebtedness to net capital	74.21%

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form x-17A-5 as of December 31, 2010)

Net capital as reported in Company's Part IIA (Unaudited)	
FOCUS Report	$ 79,235
Audit adjustments	
Accrued SIPC assessment	(3,828)
Accrued income tax	(7,600)
Accrued expenses	(11,213)
Adjustment to cash account	2,476
Adjustment of allowable receivables	2,107
Miscellaneous adjustments	(5)
Net capital as reported herein	$ 61,172

BEDMINSTER FINANCIAL GROUP, LTD.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is Pershing, a subsidiary of the Bank of New York Mellon Corporation.

INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2010

Bedminster Financial Group, Ltd. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Stockholders of
Bedminster Financial Group, Ltd.
Holicong, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Bedminster Financial Group, Ltd. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Bedminster Financial Group, Ltd.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bedminster Financial Group, Ltd.'s management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries recorded in the company's general ledger noting no differences;

2. Compared the amounts reported in the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the firm's principal supporting the adjustments noting no differences; and

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences if applicable.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 19, 2011

BEDMINSTER FINANCIAL GROUP, LTD.
SCHEDULE OF ASSESSMENT AND PAYMENTS
(GENERAL ASSESSMENT RECONCILIATION FORM SIPC - 7)
DECEMBER 31, 2010

Total revenue for the period of January 1 to December 31, 2010	$ 3,144,990
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	(301,035)
Commissions paid to other SIPC members in connection with securities transactions.	(160,636)
Direct expenses of printing, advertixing and legal fees incurrred in connection with other revenue related to the securities business	(39,683)
Other revenue not related directly or indirectly to the securities business.	(139,206)
SIPC Net Operating Revenues	$ 2,504,430
General Assessment @ .0025	$ 6,261
Payment made with 2010 Form SIPC-6	(2,433)
Balance paid with SIPC-7	$ 3,828

See independent accountant's report.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381
www.pirollicpa.com

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(g)(1)

To the Board of Directors and Stockholders of
Bedminster Financial Group Ltd.
Holicong, Pennsylvania

In planning and performing my audit of the financial statements of Bedminster Financial Group, Ltd. (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in the following (as appropriate):

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of difference required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5(g)(1) - CONTINUED

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

James G. Pirolli

February 19, 2011

BEDMINSTER FINANCIAL GROUP LTD.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2010 WITH
REPORT AND SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR